SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

  By letter dated November 1, 2016, the Company informed thesummary of the resolutions adopted at the general ordinary and extraordinary shareholders’ meeting held on October 31, 2016

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS, and Cresud SACIF y A approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2016.

ITEM THREE: CONSIDERATION OF ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2016 FOR $1,254,412,752. RATIFICATION OF BOARD RESOLUTION DATED MAY 12, 2016 TO REPLENISH THE STATUTORY RESERVE WITH FUNDS FROM THE RESERVE FOR FUTURE DIVIDENDS ACCORDING TO THE GUIDELINES SET UNDER SECTION 5, CHAPTER III, TITLE IV OF THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
The meeting approved by majority of votes (I) that the loss of $1,254,412,752 be partially absorbed with the special reserve set up for recording initial adjustments resulting from conversion to IFRS (RG 609/2012) amounting to $3,825,319, and that the balance of the loss, amounting to $1,250,587,433, be allocated to the Retained Earnings account; (ii) to fully ratify the Board resolution that allocated 5% of the reserve for future dividends set up as resolved by the general ordinary and extraordinary shareholders’ meeting dated November 26, 2015, i.e., the sum of $26,008 thousand, to fund the statutory reserve, all in accordance with the guidelines set under Section 5, Chapter III, Title IV, of the Rules of the Argentine Securities Commission, thus fully replenishing the statutory reserve pursuant to Section 70 of Law 19,550 and the referred rules of the Argentine Securities Commission.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, with the applicable legal abstentions, pursuant to the provisions of Section 241 of the General Companies Law.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the Supervisory Committee’s performance during the fiscal year under review.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $24,467,125 FOR THE FISCAL YEAR ENDED JUNE 30, 2016 WHICH RECORDED A COMPUTABLE TAX LOSS UNDER THE TERMS OF THE APPLICABLE REGULATIONS.
The meeting approved by majority of votes the compensation payable to the Board of Directors for the sum of $24,467,125 (total compensation), for the fiscal year ended June 30, 2016, which amount exceeds the limits imposed under Section 261 of the General Companies Law, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered. Moreover, the meeting empowered the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members;and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting resolved by majority of votes to pay $600,000 to the Supervisory Committee as fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2016.

ITEM EIGHT: CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that the appointment of the following directors be renewed for a term of three fiscal years: Messrs. Alejandro Gustavo Elsztain, Gary Gladstein and Fernando Rubín, as Regular Directors, and Mr. Enrique Antonini as Alternate Director. It is put on record that the proposed Regular Directors Messrs. Alejandro Gustavo Elsztain and Fernando Rubín qualify as non-independent under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision) and that Messrs. Gary Gladstein and Enrique Antonini qualify as independent under such regulations.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR ONE FISCAL YEAR.
The meeting resolved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Sergio Leonardo KOLAKZYK and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission, notwithstanding which fact they have rendered remunerated professional assistance in connection with companies governed by the provisions of Section 33 of the General Companies Law No. 19,550. Moreover, the meeting authorized the Statutory Auditors to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the General Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS.
The meeting approved by majority of votes (i) to add the sum of $10,456,000 to the amount approved by the previous shareholders’ meeting and paid during the fiscal year ended June 30, 2016, as compensation for additional tasks performed by the Certifying Accountant; and (ii) to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2016/2017 fiscal year, with Eduardo Alfredo Loiácono acting as Regular Independent Auditor, Carlos Martín Barbafina as Alternate Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Marcelo Héctor Fuxman acting as Regular Independent Auditor and Noemí Ivonne Cohn as Alternate Independent Auditor. Moreover, for the fiscal year started on July 1, 2016, the meeting resolved to approve the sum of $10,431,055 as fees for professional services as certifying accountants for the 2016/2017 fiscal year, pursuant to the applicable laws.

ITEM ELEVEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new Agreement for Implementing Amendments to the Corporate Services Master Agreement entered into with IRSA Propiedades Comerciales S.A. and Cresud SACIF y A, so as to reflect certain changes in the exchange areas and the allocation principles that are being implemented since July 2014, based on the recommendations made by Deloitte & Co. SRL, which firm has been requested to review and assess on a semi-annual basis, since the moment the shared services started to be implemented, the criteria applied in the settlement process and the principles for allocating corporate services’ costs.

ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal assets tax payable by the shareholders, considering that the Company has been paying, as substitute obligor, the personal assets tax payable by the shareholders, for an aggregate of $4,832,054. The meeting approved by majority of votes that such tax be fully absorbed by the Company.

ITEM THIRTEEN: CONSIDERATION OF (I) APPROVAL OF EXTENSION OF GLOBAL NOTE PROGRAM FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 300,000,000 (THREE HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES), AS APPROVED BY RESOLUTION OF THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2011 (THE “PROGRAM”) TO FIVE YEARS OR SUCH LONGER TERM AS PERMITTED BY THE APPLICABLE LAW; AND (II) INCREASE OF PROGRAM AMOUNT BY AN ADDITIONAL AMOUNT OF UP TO US$ 200,000,000 (TWO HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES).
The meeting approved by majority of votes (i) to approve the extension to five additional years of the Global Note Program for the issuance of simple, non-convertible, secured or unsecured, or third-party secured, notes for a maximum amount of up to US$ 300,000,000 (three hundred million U.S. dollars) outstanding at any time (the “Program”), which will be in effect for five (5) additional years counted since the date of authorization of the extension by the Argentine Securities Commission or such maximum term as permitted by future regulations, in which case the Board of Directors may decide to extend its effective term; and (ii) to approve the increase in the Program amount, whose current maximum outstanding amount is up to US$ 300,000,000 (three hundred million dollars) by an additional amount of up to US$ 200,000,000 (two hundred million dollars).

ITEM FOURTEEN: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE EXTENSION AND/OR INCREASE AND/OR REDUCTION OF THE PROGRAM AMOUNT AND TO DETERMINE ANY TERMS AND CONDITIONS OF THE PROGRAM THAT HAVE NOT BEEN EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING, AS WELL AS THE DATE, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) GRANT OF AUTHORIZATION FOR THE BOARD (A) TO APPROVE, EXECUTE, DELIVER AND/OR SIGN ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE IMPLEMENTATION OF THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE BEFORE THE ARGENTINE SECURITIES COMMISSION THE AUTHORIZATION FOR THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES EXCHANGES OF ARGENTINA AND/OR ABROAD, AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY FURTHER ACTS, PROCEEDINGS, FILINGS AND/OR TAKE ANY STEPS RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE INCREASE OF THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; AND (III) GRANT OF AUTHORIZATION TO THE BOARD FOR IT TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN PARAGRAPHS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority of votes: (I) to delegate to the Board of Directors the broadest powers to apply for and implement the extension and/or increase and/or reduction of the Program’s amount, and (II) to renew the delegation to the Board of Directors of the broadest powers to: (a) determine the Program’s terms and conditions, in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, including the power to establish its amount within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all the agreements and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (c) determine the issue date and currency, term, price, payment method and conditions, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program;(II) to authorize the Board of Directors to (a) approve, execute, grant and/or sign any agreement, contract, document, instrument and/or security related to the extension and/or increase and/or reduction of the Program’s amount and/or the issuance of the various series and/or tranches of notes issued thereunder, as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the securities exchanges or Argentina and/or abroad, Caja de Valores S.A., and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities exchange of Argentina and/or abroad the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or take any steps in connection with the Program and/or the extension and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes under the Program; and (III) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in paragraphs (I) and (II) above to one or more of its members, managers of the Company or individuals determined by it in accordance with the applicable laws.

ITEM FIFTEEN: CONSIDERATION OF GRANT OF INDEMNITIES TO THE DIRECTORS, STATUTORY AUDITORS AND MANAGERS WHO PERFORM OR PERFORMED DUTIES FOR THE COMPANY, ACCESSORILY TO THE D&O POLICIES.
The meeting approved by majority vote that the Company will grant indemnity letters to make up for the amounts not covered by the D&O policies to any individuals who perform or performed duties as directors, statutory auditors or managers of the Company, with respect to the monetary sanctions imposed by any public or private agency or person as a result of the present, past or future discharge of such duties or any other kind of redress arising therefrom, always provided that they did not act with fraud.

ITEM SIXTEEN: CONSIDERATION OF AMENDMENT TO SECTION 24 OF THE CORPORATE BYLAWS SO AS TO PROVIDE FOR THE POSSIBILITY OF HOLDING REMOTE SHAREHOLDERS’ MEETINGS.
The meeting approved by majority of votes: 1. The amendment to the relevant part of the corporate bylaws to provide for the possibility to hold remote shareholders’ meetings. 2. Section Twenty-Four of the Company’s bylaws was amended, to read as follows: SECTION TWENTY-FOUR: NOTICE OF MEETING. A) Shareholders’ meetings are convened by the Board of Directors or the Supervisory Committee as required by law or as requested by the holders of at least five percent (5%) of the capital stock of the Company. A meeting requested by the shareholders must be called within thirty (30) days after receipt of such request. B) The first and second notice of ordinary shareholders’ meetings may be made simultaneously pursuant to Section 237 of Law No. 19,550, notwithstanding the provision for unanimous meetings. If simultaneous notice was not given, a Shareholders’ Meeting that is held on second notice for failure to reach quorum at its first notice must be held within thirty (30) days thereafter, in compliance with the publications of notices required by the laws. C) Any shareholders’ Meetings may be held on remote locations, with attendees being present in person or communicated through simultaneous sound, image and speech transmission systems, such as video-conference or other comparable means, always provided that the applicable rules on accreditation, registration, formation of quorum and representation are respected and that the virtual confluence and simultaneous participation of the attendees is ensured, as well as the swiftness of the oral communication and voting procedure. The Supervisory Committee shall attest to the regularity of any decisions adopted. The Board of Directors will establish the regulations and further technical matters for remote attendance at such meetings and their appropriate registration, all pursuant to the applicable laws and in compliance with the rules issued by the controlling authorities. In all cases, such shareholders’ meetings will be subject to the same jurisdiction as the Company’s. The computation of quorum at remote shareholders’ meetings will include those shareholders who are present through any sound, image and speech simultaneous transmission means, either currently existing or to be created in the future, pursuant to the applicable laws. 3. The Board of Directors was empowered to implement the resolutions adopted hereinabove.

ITEM SEVENTEEN. AUTHORIZATIONS
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Tourn, Paula Pereyra Iraola, Jesica Cimerman, Laura Petruzello, Carolina Testa and Ms. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 2, 2016